SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 25, 2007

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.

(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ]     Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ___    No [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ___    No [ X ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___    No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated January 25, 2007, announcing a significant expansion in their 25-year partnership with IBM to sell additional DS solutions.

IBM and Dassault Systèmes Expand Strategic Partnership: IBM to Sell Additional DS Solutions

New Agreement to Stimulate Growth, Increase Channel Efficiency and Better Serve Customers

Paris - January 25, 2007 – IBM and Dassault Systèmes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA), a world leader in 3D and Product Lifecycle Management (PLM) solutions, today announced a significant expansion of their 25-year partnership. Under the terms of the new agreement, both IBM and DS increase the scope of their responsibilities, with IBM selling DS’s expanded portfolio of PLM solutions, and DS assuming management of the PLM indirect sales channel. These changes reflect a shared vision of end-to-end PLM that will allow customers and channel partners to fully leverage the strengths of IBM and DS. With better territory coverage and improved leverage of the skills brought by IBM, business partners and DS, this new agreement has been designed to stimulate growth.

More specifically, under the new agreement:

•

IBM will sell a broader portfolio of DS solutions to include ENOVIA MatrixOne and DELMIA, in addition to CATIA, ENOVIA VPLM and ENOVIA SmarTeam. The new agreement has been designed to build upon and complement DS’s existing direct sales and indirect channel resources for ENOVIA MatrixOne and DELMIA, effective January 2007. This allows IBM to expand its coverage of selected accounts and to better target the high tech, semi-conductor and utilities markets, where there is strong demand for PLM offerings. IBM PLM is dedicated to the sale of DS’s PLM software.

•

DS will increase the scope of its management of the PLM indirect sales channels. Under the new agreement, the transition is in two phases, with DS continuing to expand its role as channel management provider on behalf of IBM, and then assuming direct responsibility for it as a value added reseller channel. This transition, which is being implemented on a country by country basis, began in 2005, as previously announced, and is expected to be completed by early 2008. Countries currently being transitioned include Korea, the UK and the USA.

Within the context of IBM’s and DS’s shared vision of end-to-end PLM, DS V5 solutions fully take advantage of the SOA architecture, as well as IBM middleware, hardware and services. This better links PLM to other core business processes in order to improve executive decision-making abilities across the enterprise.

“PLM is a strategic business for IBM and our 25-year relationship with Dassault Systèmes has created a solid foundation for our customers’ success in the years to come,” said Steve Mills, senior vice president and group executive, IBM Software Group. “IBM is excited about bringing these new DS solutions - combined with IBM’s industry leading middleware, hardware and services - to clients in new markets and industries.”

“For Business Partners, who are critical in serving our customers, this new agreement advances a go-to-market model that is simpler, stronger. It is designed to help them expand their resources and drive growth. Building on the strengths of our unique partnership, the new IBM/DS agreement represents the 4th major step in our 25-year alliance. This agreement is about our customers and our commitment to getting closer to them, extending the reach of the 3D virtual world and PLM, for live collaboration and as a driver for innovation,” comments Bernard Charlès, president and chief executive officer, Dassault Systèmes.

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About Dassault Systèmes

As a world leader in 3D and Product Lifecycle Management (PLM) solutions, Dassault Systèmes brings value to more than 90,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire lifecycle of products from conception to maintenance. The Dassault Systèmes portfolio consists of CATIA for designing the virtual product - SolidWorks for 3D mechanical design - DELMIA for virtual production - SIMULIA for virtual testing and ENOVIA for global collaborative lifecycle management, including ENOVIA VPLM, ENOVIA MatrixOne and ENOVIA SmarTeam. Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

CATIA, DELMIA, ENOVIA, SIMULIA and SolidWorks are registered trademarks of Dassault Systèmes or its subsidiaries in the US and/or other countries.

About IBM

To know more about IBM and PLM solutions, visit: www.ibm.com or www.ibm.com/solutions/plm

Dassault Systèmes Press Contacts:

Mikiko Igarashi (AP) +81-3-5442-4138 mikiko_igarashi@ds-jp.com	Derek Lane (DS Americas) +1(818) 673-2243 derek_lane@ds-us.com	Arnaud Malherbe (DS EMEA) +33 (0)1 55 49 87 73 arnaud_malherbe@ds-fr.com

IBM Press Contact:

Tim O’Malley

Phone : 1-203-702-4844

Email : tomalley@us.ibm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.
Date:	January 25, 2007	By:	/s/ Thibault de Tersant
		Name:	Thibault de Tersant
		Title:	Executive Vice President, Finance and Administration